

07069540

/038914

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549



FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2006

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 1-5471

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PROCESSED
JUN 2 8 2007
THOMSON
FINANCIAL

GLOBALSANTAFE 401(k) SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GLOBALSANTAFE CORPORATION
15375 Memorial Drive
Houston, Texas 77079-4101

GLOBALSANTAFE 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As of December 31, 2006 and 2005, and
for the Year Ended December 31, 2006

GLOBALSANTAFE 401(k) SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

TABLE OF CONTENTS

All other schedules are omitted because they are not applicable.


LLP
Certified Public Accountants

12 Greenway Plaza, Suite 1202
Houston, Texas 77046-1289

Phone   713-561-6500
Fax   713-968-7128
Web   www.uhy-us.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the
  GlobalSantaFe 401(k) Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of GlobalSantaFe 401(k) Plan as of December 31, 2006 and 2005, and the related statement of changes in net assets available for benefits for the year ended December 31, 2006. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of GlobalSantaFe 401(k) Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

UHY LLP

Houston, Texas
June 25, 2007

GLOBALSANTAFE 401(k) SAVINGS PLAN
Statements of Net Assets Available for Benefits

	December 31,	
	2006	2005
Assets:		
Investments, at fair value	$223,927,426	$190,282,337
Receivables – Unsettled trades	12,052	43,737
Net Assets Available for Benefits	$223,939,478	$190,326,074

See accompanying notes to financial statements.

GLOBALSANTAFE 401(k) SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2006

Additions:

Investment income:

Dividend / Interest income	$11,663,699

Contributions:

Participant	15,822,880
Employer	8,906,808
	24,729,688

Net appreciation in fair value of investments	14,888,067
Total additions	51,281,454

Deductions:

Benefits paid to participants	17,568,266
Administrative expenses	99,784
Total deductions	17,668,050
Net increase in assets available for benefits	33,613,404

Net assets available for benefits:

Beginning of year	190,326,074
End of year	223,939,478

See accompanying notes to financial statements.

1. Description of the Plan

The following brief description of the GlobalSantaFe 401(k) Savings Plan (the "Plan") is provided for general informational purposes only. For more complete information, participants should refer to the "Savings and Retirement" section of the GlobalSantaFe Employee Benefits Handbook, to the "GlobalSantaFe 401(k) Savings Plan" document and other documents, as amended, constituting a prospectus under the Securities Act of 1933, and to the Plan document, as amended and restated.

General

The Plan is a defined contribution plan covering all eligible employees who are paid in U.S. dollars from the Houston, Texas office of the Plan sponsor, GlobalSantaFe Corporate Services Inc. ("GSFCSI"), a wholly owned subsidiary of GlobalSantaFe Corporation ("GlobalSantaFe" or "the Company"), and of each Participating Employer, as defined in the Plan. Eligible employees may begin participating in the Plan immediately upon their employment. The Plan is subject to certain provisions of the Internal Revenue Code of 1986 and the provisions of the Employee Retirement Income Security Act of 1974.

A separate account (the "Pension Offset Account"), included in the Plan's net assets available for benefits at December 31, 2006 and 2005, is maintained for each participant in the Plan who was also a participant in the former Profit Sharing and Retirement Plan For The Employees of the Santa Fe International Corporations (the "Santa Fe Profit Sharing Plan"). The Pension Offset Account includes each participant's proportionate share of prior contributions to the Santa Fe Profit Sharing Plan and the related investment earnings thereon as of the time that this plan was discontinued. No additional employer or participant contributions are currently permitted to be made to this account and participants may not direct the investment of their remaining fund balances in this account until either their retirement or termination of employment (see Note 4). In the event a participant retires under the GlobalSantaFe Retirement Plan for Employees (the "Pension Plan"), his or her benefits from the Pension Plan will be funded initially through amounts in his or her Pension Offset Account, and any excess amounts will be funded through the Pension Plan's net assets.

Contributions

Each participant may elect to defer, in any whole percent, a portion of his or her eligible compensation for each pay period, from a minimum of one percent to a maximum of six percent as a basic contribution. Each participant may also elect to defer, in any whole percent, an additional one to 19 percent of his or her eligible compensation for each pay period as an excess contribution, provided however, that the combined total of the basic contribution and the excess contribution cannot exceed 25 percent of compensation. For participants who are U.S. taxpayers, contributions are made on a pre-tax basis. For participants who are non-U.S. taxpayers, contributions are made on an after-tax basis. The employer matches dollar for dollar each participant's basic contribution. The employer does not make matching contributions on excess contributions. Each participant's annual contribution shall not exceed the maximum amount allowed for deferral for U.S. federal income tax purposes, which, for 2006, was $15,000. The amount of a participant's annual compensation that may be taken into account for purposes of determining the amount of the employer match or for any other purpose under the Plan shall not exceed an amount prescribed annually by the Internal Revenue Service ("IRS"). The prescribed amount was $220,000 for 2006.

Effective July 1, 2002, eligible participants who are age 50 or older at the end of the calendar year may elect to defer additional "catch-up" amounts as pretax contributions into the Plan through payroll deductions. The catch-up contribution limit for 2006 was $5,000.

Vesting and Forfeited Accounts

Participants are vested immediately in all of their contributions plus actual earnings thereon. Vesting in the Company's contribution plus actual earnings thereon is based on the participant's original hire date or years of service. If participants were originally hired prior to January 1, 2004, their employer accounts are fully vested. If participants were originally hired after December 31, 2003, their employer accounts become vested after completing three years of eligible service. If a participant leaves the Company before completing the three-year vesting period and then incurs a break-in-service of five or more years, all company contributions and related earnings will be forfeited. At December 31, 2006, forfeited accounts totaled $167,267. These forfeited accounts will be used to reduce future employer contributions.

Account Valuation and Payment of Benefits

Participant account balances are valued as of the close of each business day. Participants are eligible for a distribution following termination of service, financial hardship (as defined by the Plan), or attainment of age 59 1/2. Participants or beneficiaries will receive their benefits in a single lump-sum distribution. Hardship withdrawals are limited to participant contributions and earnings thereon as of December 31, 1988, plus pretax contributions, catch-up contributions and after-tax contributions, excluding earnings thereon, made thereafter.

Investment Options

Participants may elect to have their employee and employer contributions invested in one or more of the investment options listed below. Each of the Fidelity funds listed below, with the exception of the Managed Income Portfolio, is an open-end, diversified management investment contract managed by Fidelity Management & Research Company ("FMRC"). The Managed Income Portfolio is a common collective trust with investments managed by Fidelity Management Trust Company ("FMTC"). Strategic Advisors, Inc., a subsidiary of FMRC, manages the Freedom Funds. The Vanguard Group, except for Vanguard Asset Allocation Fund – Admiral Class, which is managed by Mellon Capital Management, manages Vanguard Funds. Amounts invested in each of the options listed below are invested at the sole discretion of participants, except for certain non-participant directed investments included in the Pension Offset Account discussed above.

Effective October 2, 2006, certain investment options were no longer available to participants through direct investment, but were instead offered through a newly-established self-directed brokerage account – the Fidelity BrokerageLink. If participants who were contributing to investment options that were discontinued did not change their investment elections to available fund options or open a brokerage link account for their contributions after October 2, 2006, all such contributions and associated Company contributions were deposited in the Fidelity Freedom Fund with a target retirement date closest to the year in which participants attain age 65. Effective January 1, 2007, existing balances in discontinued funds were automatically transferred into the Fidelity Freedom Fund with a target retirement date closest to the year in which participants attain age 65.

The funds available to participants as of October 1, 2006 and December 31, 2005 are as follows:

Vanguard Total Stock Market Admiral Fund – A growth and income fund which provides the potential for long-term growth of capital and dividend income. The fund typically invests all, or substantially all, of its assets in a representative sample of common stocks. This fund was closed to new investment after October 1, 2006.

Vanguard Institutional Index Fund – A growth and income fund which provides the potential for long-term growth of capital and dividend income by matching the performance and risk of the Standard and Poor's 500 Stock Index ("S&P 500"). The S&P 500 Index is an unmanaged market capitalization-weighted index of common stocks.

Vanguard Extended Market Index Fund: Admiral Class – A growth fund which seeks to provide long-term growth of capital by matching the performance and risk of the Wilshire 4500 Completion Index ("Wilshire 4500"). The Wilshire 4500 is an unmanaged market capitalization-weighted index of approximately 6,500 U.S. equity securities.

Vanguard Asset Allocation Fund: Admiral Class – A fund managed with the objective of maximizing total return with reduced risk over the long term. The fund invests in a mix of common stocks, bonds and money market instruments. The mix may be gradually adjusted to respond to changing market conditions. This fund was closed to new investment after October 1, 2006.

GlobalSantaFe Stock Fund - An unmanaged fund composed solely of GlobalSantaFe Ordinary Shares.

Fidelity Magellan Fund - A growth fund managed with the objective of seeking long-term capital appreciation by investing primarily in common stocks and securities convertible into common stocks of domestic, foreign and multinational companies. This fund was closed to new investment after October 1, 2006.

Fidelity Equity-Income Fund - A growth and income fund managed with the objective of achieving yields exceeding the composite yield of securities comprising the S&P 500 Stock Index with the potential for capital growth. Investments consist primarily of common and preferred stocks and debt obligations convertible into common stocks. This fund was closed to new investment after October 1, 2006.

Fidelity OTC Portfolio - A growth fund managed with the objective of seeking long-term capital appreciation by investing primarily in U.S. and foreign common stocks that are traded on the "over-the-counter" market. This fund was closed to new investment after October 1, 2006.

Fidelity Blue Chip Growth Fund - A growth fund managed with the objective of seeking growth of capital over the long term by investing in a diversified portfolio of common stocks. Most of the fund investments are in companies included in the S&P 500 Stock Index or in the Dow Jones Industrial Average. This fund was closed to new investment after October 1, 2006.

7

Fidelity Diversified International Fund - A fund investing primarily in foreign equity securities seeking to achieve capital growth greater than the Morgan Stanley Capital International Europe, Australasia, Far East ("EAFE") Index. The EAFE is an unmanaged index of common stocks of over 1,000 foreign companies. This fund was closed to new investment after October 1, 2006.

Fidelity Dividend Growth Fund - A growth fund managed with the objective of seeking long-term capital appreciation by investing primarily in U.S. and foreign common stocks that have the potential to increase the amount of their dividends or begin paying them if none are being paid currently. The fund does not invest for income. This fund was closed to new investment after October 1, 2006.

Fidelity Mid-Cap Stock Fund - A growth fund managed with the objective of providing long-term capital appreciation by investing primarily in U.S. and foreign common stock of companies with market capitalizations similar to those companies in the Standard and Poor's MidCap 400 Index ("S&P MidCap 400"). The S&P MidCap 400 is an unmanaged market capitalization-weighted index of 400 medium-capitalization stocks. This fund was closed to new investment after October 1, 2006.

Fidelity Small Cap Stock Fund - A growth fund managed with the objective of seeking long-term capital appreciation by investing primarily in U.S. and foreign common stock of companies with market capitalizations similar to those companies in the Russell 2000 Index ("Russell 2000"). The Russell 2000 is an unmanaged market capitalization-weighted index of 2,000 company stocks. This fund was closed to new investment after October 1, 2006.

Fidelity Freedom Income Fund - An asset allocation fund managed with the objective of seeking high current income and some capital appreciation for those already in retirement. The fund invests in a combination of underlying Fidelity bond, money market and stock funds.

Fidelity Freedom 2000 Fund - An asset allocation fund managed with the objective of seeking high total returns for those planning to retire around the year 2000. The fund invests in a combination of underlying Fidelity bond, money market and stock funds. The allocation mix of the underlying funds will gradually become more conservative over time.

Fidelity Freedom 2010 Fund - An asset allocation fund managed with the objective of seeking high total returns for those planning to retire around the year 2010. The fund invests in a combination of underlying Fidelity stock, bond and money market funds. The allocation mix of the underlying funds will gradually become more conservative over time.

Fidelity Freedom 2020 Fund - An asset allocation fund managed with the objective of seeking high total returns for those planning to retire around the year 2020. The fund invests in a combination of underlying Fidelity stock, bond and money market funds. The allocation mix of the underlying funds will gradually become more conservative over time.

Fidelity Freedom 2030 Fund - An asset allocation fund managed with the objective of seeking high total returns for those planning to retire around the year 2030. The fund invests in a combination of underlying Fidelity stock, bond and money market funds. The allocation

seeking high total returns for those planning to retire around the year 2030. The fund invests in a combination of underlying Fidelity stock, bond and money market funds. The allocation mix of the underlying funds will gradually become more conservative over time.

Fidelity Freedom 2040 Fund - An asset allocation fund managed with the objective of seeking high total returns for those planning to retire around the year 2040. The fund invests in a combination of underlying Fidelity stock, bond and money market funds. The allocation mix of the underlying funds will gradually become more conservative over time.

Fidelity Retirement Money Market Portfolio - A money market fund managed with the objective of seeking as high a level of income as is consistent with the preservation of capital and liquidity. The fund invests in U.S. dollar-denominated money-market instruments of U.S. and foreign issuers, short-term corporate obligations, U.S. government obligations and certificates of deposit.

Fidelity Managed Income Portfolio - A commingled pool of short-term and long-term investment contracts issued by insurance companies, banks or other approved financial institutions managed with the objective of preservation of capital and a competitive level of income over time. The average portfolio maturity generally ranges from two to three years.

Fidelity U.S. Bond Index Fund – An income fund seeking to provide investment results that correspond to the total returns of the bonds in the Lehman Brothers Aggregate Bond Index. The Lehman Brothers Aggregate Bond Index is an unmanaged market value-weighted index of investment-grade fixed-rate debt issues, including government, corporate, asset-backed, and mortgage-backed securities, with maturities of one year or more.

The following five investment funds were available to eligible grandfathered participants prior to October 2, 2006 but closed to new participants. Effective October 2, 2006, these funds were closed to new contributions. On January 2, 2007, participant balances in these funds – with the exception of the Fidelity BrokerageLink Account - were liquidated and transferred into the Fidelity Freedom Fund with a target date closest to the year in which participants attain age 65. These funds included:

Fidelity BrokerageLink Account - A self-directed brokerage account which allows participants to invest in a broad range of mutual funds offered by Fidelity and other mutual fund companies (investments in individual stocks are not permitted).

Fidelity Real Estate Investment Portfolio - A growth and income fund managed with the objective of seeking above-average income and long-term capital growth by investing in domestic and foreign companies principally engaged in the real estate industry.

Fidelity Low-Priced Stock Fund - A growth fund that invests in stocks that the fund's manager considers to be low-priced at the time of purchase ($35 per share or less).

Fidelity Aggressive Growth Fund - A growth fund managed with the objective of seeking long-term capital appreciation by investing primarily in U.S. and foreign common stocks that the fund's manager believes offer the potential for accelerated earnings or revenue growth.

Fidelity High Income Fund - An income fund managed with the objective of seeking a high

an emphasis on lower-quality debt securities.

Effective October 2, 2006, the following new funds became available for both monthly contributions and transfers from other funds.

Fidelity Freedom 2005 Fund - An asset allocation fund managed with the objective of seeking high total returns for those planning to retire around the year 2005. The fund invests in a combination of underlying Fidelity bond, money market and stock funds. The allocation mix of the underlying funds will gradually become more conservative over time.

Fidelity Freedom 2015 Fund - An asset allocation fund managed with the objective of seeking high total returns for those planning to retire around the year 2015. The fund invests in a combination of underlying Fidelity stock, bond and money market funds. The allocation mix of the underlying funds will gradually become more conservative over time.

Fidelity Freedom 2025 Fund - An asset allocation fund managed with the objective of seeking high total returns for those planning to retire around the year 2025. The fund invests in a combination of underlying Fidelity stock, bond and money market funds. The allocation mix of the underlying funds will gradually become more conservative over time.

Fidelity Freedom 2035 Fund - An asset allocation fund managed with the objective of seeking high total returns for those planning to retire around the year 2035. The fund invests in a combination of underlying Fidelity stock, bond and money market funds. The allocation mix of the underlying funds will gradually become more conservative over time.

Fidelity Freedom 2045 Fund - An asset allocation fund managed with the objective of seeking high total returns for those planning to retire around the year 2045. The fund invests in a combination of underlying Fidelity stock, bond and money market funds. The allocation mix of the underlying funds will gradually become more conservative over time.

Fidelity Freedom 2050 Fund - An asset allocation fund managed with the objective of seeking high total returns for those planning to retire around the year 2050. The fund invests in a combination of underlying Fidelity stock, bond and money market funds. The allocation mix of the underlying funds will gradually become more conservative over time.

Spartan International Index Fund – Investor Class Shares – An international growth fund that seeks to provide investment results that correspond to the total returns of foreign stock markets. This fund normally invests at least 80% of its assets in common stocks included in the Morgan Stanley Capital International Europe, Australasia, Far East Index (MSCI EAFE Index), which represents performance of developed stock markets outside the United States and Canada.

Fidelity BrokerageLink Account - A self-directed brokerage account which allows participants to invest in a broad range of mutual funds offered by Fidelity and other mutual fund companies (investments in individual stocks are not permitted).

Participant Loans

Under the Plan's loan feature, participants may borrow up to 50 percent of their vested accounts, from a minimum of $1,000 up to a maximum amount of $50,000, excluding any amounts in their Pension Offset Account. Plan participants may have one home loan and up to two general-purpose loans outstanding at any time. Maximum loan terms are five years for general-purpose loans and fifteen years for home loans. Participants may repay outstanding loans in full at any time. The loans are collateralized by the balances in the participants' accounts and bear interest at rates determined from time to time by the Plan's administrative committee.

Interest rates on loans outstanding as of December 31, 2006, ranged from 4.0% to 9.5%. Principal and interest are paid through monthly payroll deductions. Loan fees are deducted from participant accounts.

Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, the fully vested amount credited to each participant's account will be payable as soon as practicable following such termination.

2. Summary of Significant Accounting Policies

The financial statements of the Plan are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan's investments are stated at fair value. Shares in the funds managed by FMRC, FMTC, The Vanguard Group and Mellon Capital Management were valued based on their quoted closing net asset values per share at the dates presented. The GlobalSantaFe ordinary shares were valued at the quoted closing market price per share at the dates presented. Participant loans were valued at amortized cost, which approximated fair value. Purchases and sales of shares were recorded on a trade-date basis.

The net appreciation or depreciation presented in the statement of changes in net assets available for benefits consists of realized gains or losses on shares redeemed or sold during the year and the net change in unrealized appreciation or depreciation on shares held at year end.

Custodial and record-keeping fees charged by FMTC, the Plan's trustee, are paid by GSFCSI and are not charged to the Plan. Participant loan initiation and maintenance fees are paid by the respective participants who initiated the loans. These fees are classified as "Administrative expenses" in the Statement of Changes in Net Assets Available for Benefits. No charge was made to the Plan for GSFCSI's applicable administrative costs.

3. Investments

The following table presents the fair values of individual investments that represented five percent or more of the Plan's net assets.

Description of Investment	Dec. 31, 2006	Dec. 31, 2005
Fidelity Retirement Money Market Portfolio, 30,666,928 and 27,263,106 shares, respectively	$30,666,928	$27,263,106
GlobalSantaFe Ordinary Shares, 564,441 and 563,171 shares, Respectively	$33,181,331	$27,118,466
Vanguard Institutional Index Fund, 182,575 and 188,250 shares, Respectively	$23,659,911	$21,462,390
Fidelity Magellan Fund, 139,303 and 136,724 shares, respectively	$12,470,414	$14,552,898
Vanguard Asset Allocation Fund, 410,193 shares and 522,448 shares, respectively [1]	$11,805,350	$13,233,619
Fidelity Diversified International Fund, 370,190 and 454,588 shares, respectively [1]	$13,678,524	$14,792,293
Fidelity Equity-Income Fund, 162,801 and 216,708 shares, respectively [2]	$9,532,018	$11,437,863
Fidelity Low-Priced Stock Fund, 150,612 and 244,412 shares, respectively [2]	$6,557,657	$9,981,787

(1) Includes non-participant directed amounts for 2006 and 2005 (See note 4).
(2) Less than 5% as of December 31, 2006.

The net appreciation in the fair values of the Plan's investments for the year ended December 31, 2006, including realized gains and losses on assets sold during the year, was as follows:

Description of Investment	Net appreciation
GlobalSantaFe Ordinary Shares	$ 6,880,612
Mutual funds	8,007,455
Net appreciation in fair value of investments	$ 14,888,067

12

4. Non-Participant Directed Investments

Information about the fair values of net assets and the significant components of the changes in net assets relating to non-participant directed investments included in the Pension Offset Account is as follows:

	December 31,	
	2006	2005
Net assets available for benefits:		
Mutual funds:		
Vanguard Asset Allocation		
(Cost - $2,390,174 and $2,699,411 at		
December 31, 2006 and 2005, respectively)	$ 3,995,899	$ 4,020,688
Fidelity Diversified International		
(Cost - $355,257 and $354,679 at		
December 31, 2006 and 2005, respectively)	714,666	681,001
	$ 4,710,565	$ 4,701,689

	Year Ended December 31, 2006
Changes in net assets available for benefits:	
Beginning of year	$4,701,689
Interest / dividend income	135,900
Net appreciation in fair value of investments	429,198
Transfers to participant directed investments	(565,222)
End of year	$ 4,710,565

5. Related Party Transactions

One of the investment options offered under the Plan is managed by FMTC, which is the trustee as defined by the Plan. The mutual fund investments of the Plan are managed by FMRC, an affiliate of FMTC, or Strategic Advisors, Inc., a subsidiary of FMRC. Purchases and sales of shares of funds managed by FMTC and FMRC are therefore considered exempt party-in-interest transactions by the U.S. Department of Labor.

6. Tax Status

The Plan is designed to constitute a qualified plan under section 401(a) of the Internal Revenue Code ("IRC") and is not subject to federal income taxes. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the Plan's assets held for investment per the financial statements to Schedule H of Form 5500.

	December 31,	
	2006	2005
Assets held for investment per the financial statements	$223,927,426	$190,282,337
Deemed distributions of participant loans	(170,790)	(186,050)
Assets held for investment per Schedule H of Form 5500	$223,756,636	$190,096,287

SUPPLEMENTAL SCHEDULE

GLOBALSANTAFE 401(k) SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue	(c) Description	(d) Cost[1]	(e) Current Value
	Non-Interest Bearing Cash			$ 494,609
	Fidelity BrokerageLink Account	Self-directed brokerage account		12,937,325
	Vanguard Institutional Index	Common stock fund		23,659,911
	Vanguard Ext. Market Index	Common stock fund		6,967,204
	Vanguard Total Stock Market Adm	Growth Growth and income fund		
	Vanguard Asset Allocation [2]	Stock, bond, and money market fund		11,805,350
	GlobalSantaFe Stock Fund	GlobalSantaFe ordinary shares		33,181,331
*	Fidelity Magellan	Common stock fund		12,470,414
*	Fidelity Equity-Income	Stock and bond fund		9,532,018
*	Fidelity OTC Portfolio	Common stock fund		1,538,180
*	Fidelity Real Estate Inv. Portfolio	Common stock fund		84,996
*	Fidelity Blue Chip	Common stock fund		6,868,244
*	Fidelity Low-Priced Stock	Common stock fund		6,557,657
*	Fidelity Aggressive Growth	Common stock fund		534,845
*	Fidelity Diversified International [2]	Foreign stock fund		13,678,524
*	Fidelity Dividend Growth	Common stock fund		2,465,498
*	Fidelity Mid-Cap Stock	Common stock fund		2,563,745
*	Fidelity Small Cap Stock	Common stock fund		2,814,715
*	Fidelity Freedom Income	Stock, bond, and money market fund		401,772
*	Fidelity Freedom 2000	Stock, bond, and money market fund		185,731

See Report of Independent Registered Public Accounting Firm.

GLOBALSANTAFE 401(k) SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2006

(a)	(b) Identity of Issue	(c) Description	(d) Cost [1]	(e) Current Value
*	Fidelity Freedom 2010	Stock, bond, and money market fund		3,840,555
*	Fidelity Freedom 2020	Stock, bond, and money market fund		4,215,640
*	Fidelity Freedom 2030	Stock, bond, and money market fund		2,595,941
*	Fidelity Freedom 2040	Stock, bond, and money market fund		2,599,160
	Spartan International Index	Stock, bond, and money market fund		3,870,052
*	Fidelity Retirement Money Market	Money market fund		30,666,928
*	Fidelity Managed Income Portfolio	Common collective trust of investment contracts issued by banks and insurance companies		7,667,034
*	Fidelity High Income	Stock and bond fund		8,573
*	Fidelity U.S. Bond Index	Bond fund		6,818,431
*	Fidelity Freedom 2005	Stock, bond, and money market fund		807,121
*	Fidelity Freedom 2015	Stock, bond, and money market fund		1,290,804
*	Fidelity Freedom 2025	Stock, bond, and money market fund		1,031,813
*	Fidelity Freedom 2035	Stock, bond, and money market fund		1,044,291
*	Fidelity Freedom 2045	Stock, bond, and money market fund		436,430
*	Fidelity Freedom 2050	Stock, bond, and money market fund		479,263
*	Participant Loans	Loans to participants at annual rates of interest ranging from 4.0% to 9.5%		7,642,531
				$223,756,636

---

* Exempt party-in-interest transaction.

[1] Other than the investments referred to in note 2 below, all investments of the Plan are directed by participants. Therefore cost is not required to be disclosed.

[2] A portion of these funds include non-participant directed amounts (See Note 4).

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

GLOBALSANTAFE 401(k) SAVINGS PLAN

Date: June 26, 2007

By: Cheryl D. Richard

Cheryl D. Richard
Chairman of GlobalSantaFe Administrative
Committee

EXHIBIT INDEX

Exhibit
Number   Description

23.1   Consent of Independent Registered Public Accounting Firm


LLP
Certified Public Accountants

12 Greenway Plaza, Suite 1202
Houston, Texas 77046-1289

Phone   713-561-6500
Fax   713-968-7128
Web   www.uhy-us.com

EXHIBIT 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-73878) of GlobalSantaFe Corporation of our report dated June 25, 2007, relating to the financial statements of the GlobalSantaFe 401(k) Savings Plan, which appears in this Form 11-K.

UHY LLP

Houston, Texas
June 26, 2007

END